UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH 8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note

On June 2, 2016, Credit Suisse Group AG amended its Articles of Association (Statuten). A copy of the Articles of Association as of June 2, 2016 is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913), the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152) and the Registration Statement on Form F-4 (file no. 333-211696).

Exhibits

Exhibit 3.1                                     Articles of Association (Statuten) of Credit Suisse Group AG as of June 2, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG

By:	/s/ Christian Schmid
Name: Christian Schmid
Title: Managing Director

By:	/s/ Stephan Flückiger
Name: Stephan Flückiger
Title: Director

Dated: June 6, 2016